[Letterhead of Baidu.com, Inc.]

October 11, 2007

VIA EDGAR AND FACSIMILE

Ms. Kathleen Collins, Accounting Branch Chief
Ms. Megan Akst, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Baidu.com, Inc. (the "Company") Form 20-F for the fiscal year ended December 31, 2006 filed on May 30, 2007 (File No. 000-51469) (the "Form 20-F")

Dear Ms. Collins and Ms. Akst,

     We received your comment letter dated September 19, 2007 (the “Comment Letter”) regarding the Form 20-F. The Comment Letter did not arrive at the Company’s office in China until October 5, 2007, which was in the middle of a national holiday week in China from October 1 to October 7, 2007. Thus, we were unable to respond to the Comment Letter within the timeframe set forth therein. The Company is working on its responses to the Comment Letter and will provide its response letter to you as early as possible.

     If you have any additional questions or comments regarding the timing of our response to the Comment Letter, please call the undersigned at (8610) 8260-7020. Thank you.

Very truly yours, /s/ Shawn Wang Shawn Wang Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu.com, Inc. Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong